Exhibit 99.4

Section 13(r) Disclosure

Total S.A. has provided disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934 regarding certain Iran-related activities of its affiliates (collectively, the “Total Group”) during the 2016 calendar year, as set forth below. Total S.A. has stated that it believes that these activities are not sanctionable. Unless otherwise noted, all foreign currency translations to U.S. dollars in this exhibit are made using exchange rates as of January 1, 2017.

Upstream

Following the suspension of certain international economic sanctions against Iran on January 16, 2016, the Total Group commenced various business development activities in Iran. The Total Group entered into a memorandum of understanding (“MOU”) with the National Iranian Oil Company (“NIOC”), pursuant to which NIOC provided technical data on certain oil and gas projects so that the Total Group could assess potential developments in Iran in compliance with the remaining applicable international economic sanctions. The Total Group subsequently proposed to develop and operate the South Pars Phase 11 gas field offshore Iran in the Persian Gulf along the international border with Qatar. This resulted in the negotiation and signing, on November 8, 2016, of a heads of agreement (“HOA”) for the development and operation of the field. The parties to the HOA are NIOC, Total E&P South Pars S.A.S. (a wholly owned affiliate of Total S.A.), CNPC International Ltd. (a wholly owned affiliate of China National Petroleum Company) and Petropars Ltd. (a wholly owned affiliate of NIOC). The HOA contains the key principles and commercial terms that will be adopted in a definitive contract for the development and operation of South Pars Phase 11, should such definitive contract be finally agreed. The project is expected to have a production capacity of 370,000 boe/d and the produced gas will be fed into Iran’s gas network. The Total Group is expected to operate the project with a 50.1% interest alongside Petropars (19.9%) and CNPC (30%). The required investment is expected to be approximately $4 billion, of which the Total Group would finance 50.1%, with all equity contributions and payments in non-U.S. currency. In preparation for the South Pars Phase 11 project, the Total Group commenced engineering and reservoir studies, which were presented in part to Pars Oil & Gas Company (a NIOC affiliate) in 2016 during a technical workshop. In the event of new or reinstated international economic sanctions, if such sanctions were to prevent the Total Group from performing under the anticipated contract for South Pars Phase 11, the Total Group expects to be able to terminate the contract and recover its past costs from NIOC (unless prevented by sanctions).

Regarding other potential oil and gas projects covered by the aforementioned MOU, the Total Group held technical meetings in 2016 with representatives of NIOC and its affiliated companies and carried out a technical review of the South Azadegan oil field in Iran as well as the Iran LNG Project (a project contemplating a 10 Mt/y LNG production facility at Tombak Port on Iran’s Persian Gulf coast), the results of which were partially disclosed to NIOC and relevant affiliated companies.

In addition, in connection with anticipated activities under the aforementioned MOU and HOA, the Total Group attended meetings in 2016 with the Iranian oil and gas ministry and several Iranian companies with ties to the government of Iran.

Also in 2016, the Total Group was selected, along with other international oil and gas companies, to form an advisory group to the oil and gas ministries of Iran and Oman concerning a possible future gas pipeline between the two countries. In that regard, the Total Group entered into a confidentiality agreement and attended meetings with these companies and ministries.

In addition, the Total Group registered in 2016 a branch office of a new entity, Total Iran B.V., a wholly-owned affiliate of Total S.A., the purpose of which is to serve as the representation office for the Total Group in Iran. This entity replaces Total E&P Iran, which previously served the same purpose, but only for Exploration & Production.

Neither revenues nor profits were recognized from any of the aforementioned activities in 2016, and the Total Group expects to conduct similar business development activities in 2017.

Some payments are yet to be reimbursed to the Total Group with respect to past expenditures and remuneration under buyback contracts entered into between 1997 and 1999 with NIOC for the development of the South Pars 2&3 and Dorood fields. With respect to these contracts, development operations were completed in 2010 and the Total Group is no longer involved in the operation of these fields.

Concerning payments to Iranian entities in 2016, Total E&P Iran (100%), Elf Petroleum Iran (99.8%), Total Sirri (100%) and Total South Pars (99.8%) collectively made payments of approximately IRR 3 billion (approximately $92,705) to (i) the Iranian administration for taxes and social security contributions concerning the personnel of the aforementioned local office and residual buyback contract-related obligations, and (ii) Iranian public entities for payments with respect to the maintenance of the aforementioned local office (e.g., utilities, telecommunications). The Total Group expects similar types of payments to be made by these affiliates in 2017, albeit in higher amounts due to increased business development activity in Iran. Neither revenues nor profits were recognized from the aforementioned activities in 2016.

Furthermore, Total E&P UK Limited (“TEP UK”), a wholly-owned affiliate of the Total Group, holds a 43.25% interest in a joint venture at the Bruce field in the UK with BP Exploration Operating Company Limited (37.5%, operator), BHP Billiton Petroleum Great Britain Ltd (16%) and Marubeni Oil & Gas (North Sea) Limited (3.75%). This joint venture is party to an agreement (the “Bruce Rhum Agreement”) governing certain transportation, processing and operation services provided to a joint venture at the Rhum field in the UK that is co-owned by BP (50%, operator) and the Iranian Oil Company UK Ltd (“IOC”), a subsidiary of NIOC (50%) (together, the “Rhum Owners”). TEP UK owned and operated the pipeline of the Frigg UK Association and the St Fergus Gas Terminal and was party to an agreement governing provision of transportation and processing services to the Rhum Owners (the “Rhum FUKA Agreement”) (the  Bruce Rhum Agreement and the Rhum FUKA Agreement being referred to collectively as the “Rhum Agreements”). On August 27, 2015, TEP UK signed a sale and purchase agreement to divest its entire interest in the Frigg UK Association pipeline and St Fergus Gas Terminal to NSMP Operations Limited (“NSMP”). On March 15, 2016, the divestment was completed and TEP UK’s interest in the Rhum FUKA Agreement was novated to NSMP. As from this date, TEP UK’s only interest in the Rhum FUKA Agreement is in relation to the settlement of historical force majeure claims with the Rhum Owners relating to the period when the Rhum field was shut down. To the Total Group's knowledge, provision of all services under the Rhum Agreements was initially suspended in November 2010, when the Rhum field stopped production following the adoption of EU sanctions, other than critical safety-related services (i.e., monitoring and marine inspection of the Rhum facilities), which were permitted by EU sanctions regulations. On October 22, 2013, the UK government notified IOC of its decision to apply a temporary management scheme to IOC’s interest in the Rhum field within the meaning of UK Regulations 3 and 5 of the Hydrocarbons (Temporary Management Scheme) Regulations 2013 (the “Hydrocarbons Regulations”). From October 22, 2013 until the termination of the temporary management scheme on March 16, 2016 (as further explained below), all correspondence by TEP UK in respect of IOC’s interest in the Rhum Agreements was with the UK government in its capacity as temporary manager of IOC’s interests. On December 6, 2013, the UK government authorized TEP UK, among others, under Article 43a of EU Regulation 267/2012, as amended by 1263/2012 and under Regulation 9 of the Hydrocarbons Regulations, to carry out activities in relation to the operation and production of the Rhum field. In addition, on September 4, 2013, the U.S. Treasury Department issued a license to BP authorizing BP and certain others to engage in various activities relating to the operation and production of the Rhum field. Following receipt of all necessary authorizations, the Rhum field resumed production on October 26, 2014 with IOC’s interest in the Rhum field and the Rhum Agreements subject to the UK government’s temporary management pursuant to the Hydrocarbons Regulations. Services were provided by TEP UK under the Rhum Agreements from October 26, 2014 and TEP UK received tariff income and revenues from BP and the UK government (in its capacity as temporary manager of IOC’s interest in the Rhum field) in accordance with the terms of the Rhum Agreements until the termination of the temporary management scheme in March 2016. As IOC ceased to be a listed person within the meaning of the Hydrocarbons Regulations on January 16, 2016, the UK government gave notice to IOC on January 22, 2016 of the termination of the temporary management scheme with effect from March 16, 2016 in accordance with regulation 26(1)(a) and 27(1)(a) of the Hydrocarbons Regulations. As a result, since March 16, 2016, TEP UK has liaised directly with IOC concerning its interest in the Bruce Rhum Agreement, and services have been provided by TEP UK under the Bruce Rhum Agreement to IOC as Rhum Owner. In 2016, these activities generated for TEP UK gross revenue of approximately £8 million (approximately $9.9 million) and net profit of approximately £0.20 million (approximately $0.2 million). Subject to the foregoing, TEP UK intends to continue such activities so long as they continue to be permissible under UK and EU law and not be in breach of remaining applicable international economic sanctions.

Downstream

The Total Group does not own or operate any refineries or chemicals plants in Iran and did not purchase Iranian hydrocarbons when prohibited by applicable EU and U.S. economic and financial sanctions.

The Total Group resumed its trading activities with Iran in February 2016 via its wholly-owned affiliates Totsa Total Oil Trading S.A. and Total Trading Asia Pte Ltd. During 2016, approximately 50 Mb of crude oil from Iran were purchased for nearly €1.8 billion (approximately $1.9 billion) pursuant to a mix of spot and term contracts. Most of this crude oil was used to supply the Total Group's refineries and, therefore, it is not possible to estimate the related gross revenue and net profit. However, approximately 1.4 Mb of this crude oil were sold to entities outside of the Total Group. In addition, in 2016 approximately 11 Mb of petroleum products were bought from/sold to entities with ties to the government of Iran. These operations generated gross revenue of nearly €374 million (approximately $393.5 million) and net profit of approximately €2.7 million (approximately $2.8 million). The affiliates expect to continue these activities in 2017.

Saft Groupe S.A. (“Saft”), a wholly-owned affiliate of the Total Group, in 2016 sold signaling and backup battery systems for metros and railways as well as products for the utilities and oil and gas sectors to companies in Iran, including some having direct or indirect ties with the Iranian government. In 2016, this activity generated gross revenue of approximately €5.6 million (approximately $5.9 million) and net profit of approximately €800,000 (approximately $841,636). Saft expects to continue this activity in 2017.

Saft also attended the Iran Oil Show in 2016, where it discussed business opportunities with Iranian customers, including those with direct or indirect ties with the Iranian government. Saft expects to conduct similar business development activities in 2017.

Total Solar (formerly named Total Energie Developpement), a wholly-owned affiliate of the Total Group, had preliminary discussions in 2016 regarding the potential development of solar projects with companies in Iran, including some having direct or indirect ties with the Iranian government. Neither revenues nor profits were recognized from this activity in 2016, and Total Solar expects to continue this activity in 2017.

Total S.A. signed in 2016 a non-binding memorandum of understanding with the National Petrochemical Company, a company owned by the government of Iran, to consider a project for the construction in Iran of a steamcracker and polyethylene production lines. In relation to the early stages of this project, several visits to Iran were conducted in 2016 and one employee has been seconded to Total Iran B.V. Total S.A. recognized no revenue or profit from this activity in 2016 and similar activities are expected to continue in 2017.

Representatives of the companies Le Joint Français (a subsidiary of Hutchinson SA) and Hutchinson SNC, wholly-owned affiliates of the Total Group, conducted multiple visits to Iran in 2016 to discuss business opportunities in the car industry sector with several companies, including some having direct or indirect ties with the Iranian government. These companies recognized no revenue or profit from this activity in 2016 and expect to continue such discussions in the future.

Hutchinson Gmbh, a wholly-owned affiliate of the Total Group, sold plastic tubing for automobiles in 2016 to Iran Khodro, a company in which the government of Iran holds a 20% interest and which is supervised by Iran’s Industrial Management Organization. In 2016, these activities generated gross revenue of approximately €900,000 (approximately $946,840) and net profit of approximately €150,000 (approximately $157,807). This company expects to continue this activity in 2017.

Hanwha Total Petrochemicals (“HTC”), a joint venture in which Total Holdings UK Limited (a wholly-owned affiliate of the Total Group) holds a 50% interest and Hanwha General Chemicals holds a 50% interest, purchased nearly 25 Mb of condensates from NIOC for approximately KRW 1,300 billion (approximately $1.1 million). These condensates are used as raw material for certain of the Total Group's steamcrackers. HTC expects to continue this activity in 2017.

Total Research & Technology Feluy (“TRTF”), a wholly-owned affiliate of the Total Group, commenced in 2016 the process to file a patent in Iran for pipes comprising a multimodal metallocene-catalyzed polyethylene resin. Related to this process, TRTF had contacts with Iranian government officials, but no fees were paid. TRTF expects to continue the patent filing process in 2017.

Until December 2012, at which time it sold its entire interest, the Total Group held a 50% interest in the lubricants retail company Beh Total (now named Beh Tam) along with Behran Oil (50%), a company controlled by entities with ties to the government of Iran. As part of the sale of the Total Group's interest in Beh Tam, Total S.A. agreed to license the trademark “Total” to Beh Tam for an initial 3-year period for the sale by Beh Tam of lubricants to domestic consumers in Iran. In 2014, Total E&P Iran (“TEPI”), a wholly-owned affiliate of Total S.A., received, on behalf of Total S.A., royalty payments of approximately IRR 24 billion (nearly $1 million) from Beh Tam for such license. These payments were based on Beh Tam’s sales of lubricants during the previous calendar year. In 2015, royalty payments were suspended due to a procedure brought by the Iranian tax authorities against TEPI. At the end of 2016, this procedure was still pending and no royalty payments had been received since 2015. Representatives of Total Outre Mer, a wholly-owned affiliate of the Total Group, made several visits to Beh Tam and Behran Oil during 2016 regarding the possible purchase of shares of Beh Tam. Subsequent to an internal reorganization, the matter was transferred to Total Oil Asia-Pacific Ltd, another wholly-owned affiliate of the Total Group, which had several exchanges with representatives of Behran Oil. As of the end of 2016, no agreement had been reached, no money was paid or received by either company. Similar discussions may take place in the future.

Total Marketing Middle East FZE (“TMME”), a wholly-owned affiliate of the Total Group, sold lubricants to Beh Tam in 2016. The sale in 2016 of approximately 54 tons of lubricants and special fluids generated gross revenue of approximately AED 420,000 (approximately $30,711) and net profit of approximately AED 360,000 (approximately $26,324). TMME expects to continue this activity in 2017.

Total Marketing France (“TMF”), a company wholly-owned by Total Marketing Services (“TMS”), itself a company wholly-owned by Total S.A. and six Total Group employees, provided in 2016 fuel payment cards to the Iranian embassy in France for use in the Total Group's service stations. In 2016, these activities generated gross revenue of nearly €22,000 (approximately $23,145) and net profit of nearly €900 (approximately $947). TMF expects to continue this activity in 2017.

TMF also sold jet fuel in 2016 to Iran Air as part of its airplane refueling activities at Paris Orly airport in France. The sale of approximately 2.8 million liters of jet fuel generated gross revenue of approximately €982,000 (approximately $1.0 million) and net profit of approximately €10,000 (approximately $10,520). TMF expects to continue this activity through at least February 2017, when the contract arrives at its term.

Air Total International (“ATI”), a wholly-owned affiliate of the Total Group, on two occasions in 2016 sold jet fuel to a broker based at Le Bourget airport near Paris that was destined for the refueling of an Iranian government airplane (official presidential/ministerial visits). These sales generated gross revenue of approximately €8,000 (approximately $8,416) and net profit of approximately €1,600 (approximately $1,683). ATI may conduct similar activities in 2017.

Total Belgium (“TB”), a company wholly-owned by the Total Group, provided in 2016 fuel payment cards to the Iranian embassy in Brussels (Belgium) for use in the Total Group's service stations. In 2016, these activities generated gross revenue of approximately €1,500 (approximately $1,578) and net profit of approximately €300 (approximately $316). TB expects to continue this activity in 2017.

Proxifuel, a company wholly-owned by the Total Group, sold in 2016 heating oil to the Iranian embassy in Brussels. In 2016, these activities generated gross revenue of approximately €200 (approximately $210) and net profit of approximately €80 (approximately $84). Proxifuel expects to continue this activity in 2017.

Caldeo, a company wholly-owned by TMS, sold in 2016 approximately 3 cubic meters of domestic heating oil to the Iranian embassy in France, which generated gross revenue of nearly €435 (approximately $458) and net profit of nearly €115 (approximately $121). Caldeo expects to continue this activity in 2017.

Total Namibia (PTY) Ltd (“TN”), a wholly-owned affiliate of Total South Africa (PTY) Ltd (of which the Total Group holds 50.1%), sold petroleum products and services during 2016 to Rössing Uranium Limited, a company in which the Iranian Foreign Investment Co. holds an interest of 15.3%. In 2016, these activities generated gross revenue of nearly N$249 million (approximately $18.2 million) and net profit of approximately N$8 million (approximately $0.6 million). TN expects to continue this activity in 2017.